Exhibit 99.1

TD Bank Group to hold virtual Annual Meeting of Shareholders

Toronto, March 20, 2020 – Further to the joint statement issued by a number of Canadian banks and life insurance companies, TD Bank Group ("TD or the "Bank") announced today updated plans for its Annual Meeting of Shareholders ("AMS"). TD will host its AMS on Thursday, April 2, 2020 beginning at 9:30 a.m. via webcast or call-in only.

The decision to no longer host the in-person component of the meeting reflects the Bank's efforts to contain the spread of the COVID-19 coronavirus and prioritize and support the well-being of our customers, shareholders and colleagues.

Live coverage of the meeting will include presentations from Brian Levitt, Chair of the Board, TD Bank Group and Bharat Masrani, Group President and CEO, TD Bank Group. Shareholders accessing the meeting through webcast or call-in will be able to listen to the presentations and ask questions following the presentations but only those accessing by webcast will be able to vote during the meeting.

TD also encourages shareholders to vote in advance of the annual shareholders' meeting. If shareholders have already submitted their vote, there is no need to vote again. However, shareholders who have not yet voted should follow their applicable voting instructions:

•	Beneficial shareholders will require their unique control number (located on their voting instruction form) to vote online at www.proxyvote.com or by telephone at 1-800-474-7493 (English) and 1-800-474-7501 (French);
•	Registered shareholders who hold a share certificate will require their unique control number (located on their form of proxy) to vote online at www.astvotemyproxy.com; and
•	Registered shareholders who hold their shares through the Direct Registration System in the United States will require their unique control number (located on their form of proxy) to vote online at www.investorvote.com/TDM.

Additional information about the virtual AMS will be on our website. In particular, details for the webcast and phone line will be made available the week of March 30, 2020 and can be found here. A recorded version and a transcript of the meeting will be available from the TD website following the AMS.

Should there be any issues due to the availability of technology or other matters, we will inform shareholders of options on our website.

We regret that we cannot meet in person this year. We thank our shareholders in advance for their support of these precautionary measures and for their patience as we work through this format.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.5 trillion in assets on January 31, 2020. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050